SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                  (Rule 13d-1)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No.2)

                               The WMF Group, Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    929289106
                                 --------------
                                 (CUSIP Number)

Tami E. Nason, Esq.                 COPY TO:           Christopher A. Klem, Esq.
Charlesbank Capital Partners, LLC                      Ropes & Gray
600 Atlantic Avenue                                    One International Place
Boston, MA  02210                                      Boston, MA  02110
(617) 619-5400                                        (617) 951-7410
--------------------------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 1998
              -----------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].





                                Page 1 of 4 Pages

                                  SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP Nos. 929289106   |                         |    Page 2 of 4 Pages     |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |                                                                  |
|         |  Charlesbank Capital Partners, LLC                               |
|---------|------------------------------------------------------------------|
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ] |
|         |                                                          (b) [ ] |
|---------|------------------------------------------------------------------|
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|    4    |  SOURCE OF FUNDS*                                                |
|         |                                                                  |
|         |  OO                                                              |
|---------|------------------------------------------------------------------|
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEMS 2(d) or 2(e)                              [ ] |
|---------|------------------------------------------------------------------|
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |  Massachusetts                                                   |
|----------------|-----|-----------------------------------------------------|
|                |  7  |   SOLE VOTING POWER                                 |
|                |     |   4,894,680 shares                                  |
|   NUMBER OF    |-----|-----------------------------------------------------|
|     SHARES     |  8  |   SHARED VOTING POWER                               |
|  BENEFICIALLY  |     |    --                                               |
| OWNED BY EACH  |-----|-----------------------------------------------------|
|   REPORTING    |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |   4,894,680 shares                                  |
|      WITH      |-----|-----------------------------------------------------|
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |    --                                               |
|----------------------------------------------------------------------------|
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |         4,894,680 shares                                         |
|---------|------------------------------------------------------------------|
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |
|         |  EXCLUDES CERTAIN SHARES*                                    [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                                  |
|         |         54.8%                                                    |
|---------|------------------------------------------------------------------|
|   14    |  TYPE OF REPORTING PERSON *                                      |
|         |                                                                  |
|         |  OO                                                              |
|----------------------------------------------------------------------------|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
                                  ------------

                               The WMF Group, Ltd.
                               -------------------

                                 Amendment No. 2
                                 ---------------

This Amendment No. 2 hereby amends the initial Schedule 13D filed on July 10, 1998 and Amendment No. 1 to the initial Schedule 13D filed on September 25, 1998.


Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

        Item 3 is amended by adding the following thereto:

        On December 31, 1998, Demeter Holdings Corporation ("Demeter") and Phemus Corporation ("Phemus"), affiliates of Harvard, purchased from the Issuer in a private placement 2,757,633 shares and 151,145 shares, respectively, of the Issuer's Class A non-voting, convertible preferred stock, par $.01 ("Class A Preferred"), at $4.587/share.

        The Class A Preferred is a newly created class of stock, which will automatically convert, on a one-for-one basis, into shares of the Issuer's common stock upon the expiration or early termination of the waiting period applicable to such conversion under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), unless the Federal Trade Commission or Department of Justice take preventative action. The parties filed the HSR Act notification on December 31, 1998.

        As part of the closing of the private placement, HPCH surrendered to the Issuer for cancellation the warrant to purchase 960,000 shares of the Issuer's common stock that was acquired by HPCH pursuant to a Subscription Agreement, dated September 4, 1998, among Commercial Mortgage Investment Trust, Inc. ("CMIT"), HPCH, Capricorn and the Issuer.

        All shares issued to Demeter and Phemus pursuant to the foregoing will have registration rights pursuant to the Registration Rights Agreement, dated as of June 12, 1998 and amended as of October 16, 1998, among the Issuer, HPCH, Capricorn, Demeter and Phemus.

Item 5. Interest in Securities of the Issuer.
        -------------------------------------

        Item 5, paragraphs (a) and (c) are amended to read as follows:

        (a) Charlesbank is the beneficial owner of 4,894,680 shares of Common Stock (approximately 54.8% of the shares of Common Stock based upon the most recent filing of the Issuer with the Securities and Exchange Commission plus the number of shares which will be outstanding following the conversion of the Class A Preferred and including shares of Common Stock which Harvard and its affiliates have the right to acquire beneficial ownership of within 60 days).

        (c)    See response to Item 3 above.


                                Page 3 of 4 Pages

                                    Signature
                                    ---------

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 11, 1999

CHARLESBANK CAPITAL PARTNERS, LLC



By: /s/ Tami E. Nason
    ------------------------------
    Name:  Tami E. Nason
    Title: Vice President Legal





                                Page 4 of 4 Pages